SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 31, 2023

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, May 31, 2023 regarding “New number of shares and votes in Telefonaktiebolaget LM Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: May 31, 2023

PRESS RELEASE May 31, 2023

New number of shares and votes in Telefonaktiebolaget LM Ericsson

The total number of shares in Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) as of May 31, 2023, amounts to 3,344,151,735, of which 261,755,983 are A shares and 3,082,395,752 are B shares. The total number of votes is 569,995,558.2, of which the A shares represent 261,755,983 votes and the B shares represent 308,239,575.2 votes.

The increase in the number of shares and votes is a result of the company’s issue of 10 million C shares completed in May 2023. The C shares have subsequently been repurchased by the company and converted into B shares by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the AGM 2023 to expand the treasury stock as part of the financing of the Long-Term Variable Compensation Programs LTV II 2023, LTV 2022 and LTV 2021 for the company’s executive team and other executives. The company currently holds 14,009,306 B shares as treasury stock.

NOTES TO EDITORS:

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ABOUT ERICSSON: Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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PRESS RELEASE May 31, 2023

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication at 08.00 CEST on May 31, 2023.

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